UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2010

or

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the Transition Period from              to

Commission File No. 1-9583

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MBIA Inc.

401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MBIA Inc.

113 King Street

Armonk, N. Y. 10504

Required Information

The MBIA Inc. 401(k) Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). In lieu of the requirements of Items 1-3 of Form 11-K, the financial statements of the Plan and the supplemental schedule have been prepared in accordance with the financial reporting requirements of ERISA and are presented herein.

MBIA INC.

401(k) PLAN

FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED

DECEMBER 31, 2010 AND 2009

SUPPLEMENTAL SCHEDULE

AS OF DECEMBER 31, 2010

MBIA INC.

401(k) PLAN

Page(s)

Report of Independent Registered Public Accounting Firm	2

Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2010 and 2009	3

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2010 and 2009	4

Notes to Financial Statements	5-15

Supplemental Schedule:
Schedule H – Line 4i -Schedule of Assets (Held at End of Year) as of December 31, 2010	16-17

Signatures	18

Exhibit
Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm

Schedules required by the Department of Labor’s Rules and Regulations for Reporting and

Disclosure under the Employee Retirement Income Security Act of 1974, other than those listed above, have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of MBIA Inc. 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of MBIA Inc. 401(k) Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Salibello & Broder LLP

June 23, 2011

New York, New York

MBIA INC.

401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2010 AND 2009

	December 31, 2010	December 31, 2009
Investments, at fair value: (Note 4)
Mutual funds and collective trust	$73,257,654	$61,653,796
Common stock	7,630,970	2,716,277

Total investments, at fair value	80,888,624	64,370,073
Notes receivable from participants	814,403	626,787

Net assets available for benefits, at fair value	81,703,027	64,996,860

Adjustment from fair value to contract value for fully benefit-responsive investment contracts held by a collective trust	(69,085)	159,381

Net assets available for benefits	$81,633,942	$65,156,241

The accompanying notes are an integral part of the financial statements.

MBIA INC.

401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	For the Years Ended December 31,
	2010	2009
Additions:
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments (Note 4)	$12,160,586	$11,689,802
Interest and dividends	1,486,718	1,175,555

Net investment income	13,647,304	12,865,357

Interest income on notes receivable from participants	47,766	43,214
Contributions:
Participants	4,671,682	4,813,957
Employer	2,501,810	2,612,365

Total contributions	7,173,492	7,426,322

Other	—	227,313

Total additions	20,868,562	20,562,206

Deductions:
Deductions from net assets attributed to:
Benefit distributions	4,390,861	4,855,124

Net increase	16,477,701	15,707,082

Net assets available for benefits:
Beginning of year	65,156,241	49,449,159

End of year	$81,633,942	$65,156,241

The accompanying notes are an integral part of the financial statements.

MBIA INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED

DECEMBER 31, 2010 AND 2009

1. Plan Description

The MBIA Inc. 401(k) Plan (the “Plan”) is a defined contribution plan for eligible employees of MBIA Inc. and Subsidiaries (the “Company” or “Employer”) who are at least 21 years of age. Leased employees, temporary employees and employees classified as interns are not eligible to participate in the Plan. Eligible participants may contribute up to 25% of their total eligible compensation into the Plan. The Company matches employee contributions at the rate of 100% of each participant’s contribution up to a maximum of 5%. Contributions are subject to certain limitations. Employer matching contributions are made in the form of cash, whereby participants may direct the Company match to an investment of their choice. Participants may request loans from their accounts in accordance with established guidelines. At the discretion of the Plan Administrator, the Plan permits eligible employees to rollover funds from a previous employer’s tax-qualified plan or tax-qualified individual retirement account.

The Plan is administered by the Company and the Plan’s assets are managed by Fidelity Management Trust Company (“Fidelity”), the investment advisor, trustee and custodian. At January 1, 2009, the participants of the Plan had the option to direct their investment into one or more of thirty-two funds (twenty-one Fidelity funds, two Baron Asset Management Company, Inc. (“Baron”) funds, one Pacific Investment Management Company LLC (“PIMCO”) fund, one Van Kampen Investments fund, one Morgan Stanley Investment Management fund, one Allianz Global Investors fund, one Davis Advisors fund, one Royce & Associates, LLC fund, one Cohen and Steers Realty Shares, Inc. fund, one Dodge & Cox Funds fund and the Employer Common Stock fund). During 2009, the Plan added one DWS Investments fund, one PIMCO fund, and Fidelity BrokerageLink, which allows participants to establish a brokerage account and select investments from a range of Fidelity and non-Fidelity mutual funds through brokerage services provided by Fidelity. During 2010, the Plan discontinued one Fidelity fund bringing the total number of investment options available to the participants to thirty-four at December 31, 2010. The transactions with Fidelity and the Company qualify as exempt party-in-interest transactions.

Vesting in employer contributions begins after two years of service and full vesting is achieved after five years of service. The Plan’s vesting methodology is based on an “elapsed time” methodology, which provides for employees to be credited with a number of years of service equal to the number of whole years (12 consecutive months) based on an employee’s period of service starting with hire date with the Employer regardless of whether or not such periods of service were completed consecutively. Participants are fully vested in their salary deferred contributions at all times. Upon reaching the normal retirement date, death or becoming disabled, a participant will be entitled to receive benefit payments. Nonvested benefits remaining after termination of employment are forfeited upon the earlier of a distribution or five-year period break in service and generally may serve to pay the Plan’s administrative expenses and to reduce future Company contributions. During 2010 and 2009, $77,221 and $38,410, respectively, of forfeitures were used to fund the Company’s matching obligation pursuant to the terms of the Plan. The forfeiture balance as of December 31, 2010 and 2009 was $3,869 and $37,498, respectively. The forfeiture balance as of December 31, 2010 will be used to reduce future company contributions.

MBIA INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEARS ENDED

DECEMBER 31, 2010 AND 2009

A participant is entitled to the benefit that can be provided by the contributions and income thereon, including net realized and unrealized investment gains and losses, of each participant’s account. Upon retirement, disability, death or termination, a participant or beneficiary can elect to receive either a lump-sum distribution or installment distributions.

A participant may borrow from his or her account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 reduced by the excess, if any, of the highest outstanding balance of loans from the Plan during the one-year period prior to the date of the loan over the current outstanding balance of loans or 50% of their vested account balance. Loan terms may range from 1 to 5 years, or longer for the purchase of a principal residence but not to exceed 10 years. The loans are collateralized by 50% of the vested account balance and bear a reasonable rate of interest as determined by the Plan Administrator based on the interest rates charged for similar types of loans by other lenders. Principal and interest are paid ratably through semi-monthly payroll deductions or through direct payment from former employees.

During 2009, the Company amended the Plan to comply with the 2006 Pension Protection Act and with final regulations issued by the Internal Revenue Service (“IRS”) under Section 415 of the Internal Revenue Code (the “Code”).

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Participants should refer to the Summary Plan Description and Plan Document for specific information regarding Plan provisions.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared under the accrual method of accounting in conformity with the accounting principles generally accepted in the United States of America (“GAAP”).

Significant accounting policies are as follows:

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, changes therein and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Investments

The Plan’s investments, including its investments in a collective trust, which holds fully benefit-responsive investments contracts, are stated at fair value.

MBIA INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEARS ENDED

DECEMBER 31, 2010 AND 2009

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investments contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions, transfers in or loan repayments made by participants plus interest and dividends, less withdrawals, transfers out or loan initiations by participants. The statements of net assets available for benefits present the fair value of a collective trust holding investment contracts as well as the adjustment of its fully benefit-responsive investment contracts from fair value to contract value. The statements of changes in net assets available for benefits are prepared on a contract value basis.

The Plan’s shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at each year end. Investment in the collective trust is stated at fair value represented by the net asset value of the units of participation owned by the collective trust at year end as determined by the issuer based on the fair value of the underlying investments. The Plan’s common stock is stated at fair value based on the last reported sales price on the last business day of the year in the active market in which the security is traded.

The preceding methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Purchases and sales of securities are recorded on a trade-date basis.

Interest income from investments is recorded on an accrual basis. Dividend income is recorded on the ex-dividend date.

The Plan’s net appreciation (depreciation) in the fair value of its investments consists of realized gains and losses and unrealized appreciation and depreciation on investments.

Risks and Uncertainties

Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits. The Company’s common stock comprises approximately 9% and 4% of the net assets available for benefits at December 31, 2010 and 2009, respectively.

MBIA INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEARS ENDED

DECEMBER 31, 2010 AND 2009

Contributions

Contributions from eligible participants and matching Company contributions are recorded in the month the related payroll deductions are made.

Notes Receivable from Participants

Notes receivable from participants are stated at their unpaid principal balance, plus accrued but unpaid interest. Loans outstanding are reflected as a receivable of the Plan. Delinquent notes receivable are reclassified as a distribution based on the terms of the Plan document.

Participant Accounts

Each participant has an account which is credited with the Company’s contribution, participant’s contribution, and net results from the investment activities of the participant’s account, reduced for any withdrawal activity.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Administrative expenses, which consist primarily of investment management, recordkeeping and auditing fees, are paid directly by the Company rather than from Plan assets, and are not reflected in the Plan’s financial statements. Fees charged by Fidelity relating to notes receivable from participants are paid from the participants’ accounts.

Fair Value Measurements

Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) under Topic 820, “Fair Value Measurements and Disclosures” (“FASB ASC 820”) provides the framework for measuring fair value. Under FASB ASC 820, fair value is defined as the price that would be received to sell an asset in the principal market for that asset or price paid to transfer a liability (i.e., exit price) in an orderly transaction between market participants at the measurement date.

FASB ASC 820 provides a fair value hierarchy for inputs used in measuring fair value that maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Plan. Unobservable inputs reflect the Plan’s assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in current circumstances. The fair value hierarchy is categorized into three levels based on valuation inputs as follows:

Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access.

MBIA INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEARS ENDED

DECEMBER 31, 2010 AND 2009

Level 2 – Valuations based on: a) quoted prices for similar assets or liabilities in active markets, b) quoted prices for identical or similar assets or liabilities in markets that are not active, c) inputs other than quoted prices that are observable for the asset or liability, and d) inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Valuations based on inputs that are unobservable and supported by little or no market activity and that are significant to the overall fair value measurement.

To the extent that the valuation is based on inputs that are less observable or unobservable, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is the greatest for the investments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety. Estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had the securities been readily marketable. The Plan’s policy is to recognize transfers in and transfers out between levels as of the date of the event or change in circumstances that caused the transfer. There have been no changes in the valuation methodologies or inputs used at December 31, 2010 and 2009.

The Plan follows the accounting guidance related to the fair value option for financial assets and financial liabilities which provides for an irrevocable option to measure eligible financial assets and liabilities at fair value, with changes in fair value recorded in earnings, that otherwise are not permitted to be accounted for at fair value under other accounting standards. Such guidance also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities.

Relevant Accounting Developments

In January 2010, the FASB issued Accounting Standards Update (“ASU”) No. 2010-06, “Improving Disclosures about Fair Value Measurements.” ASU No. 2010-06 provides that a reporting entity should disclose separately the amounts of significant transfers in and out of Levels 1 and 2 and to describe the reasons for the transfers. Also, it provides that in the reconciliation for fair value measurements using significant unobservable inputs (Level 3), a reporting entity should present separately information about purchases, sales, issuances, and settlements. In addition, the guidance clarifies existing disclosures about fair value measurements by requiring that such disclosures be made for each class of assets and liabilities. Finally, this guidance clarifies that the disclosures about the valuation techniques and inputs used to measure fair value are required for fair value measurements that fall in either Level 2 or 3. The

MBIA INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEARS ENDED

DECEMBER 31, 2010 AND 2009

new disclosures and clarifications of existing disclosures are effective for plan annual periods beginning January 1, 2010, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. These disclosures are effective for the Plan annual periods beginning January 1, 2011. The adoption of the provisions of ASU No. 2010-06 effective beginning January 1, 2010, as incorporated into FASB ASC 820, did not have an impact on the Plan’s financial statements. In addition, the Plan elected early adoption of the disclosures effective beginning January 1, 2011, which did not have an impact on the Plan’s financial statements.

In September 2010, the FASB issued ASU No. 2010-25, “Plan Accounting – Defined Contribution Pension Plans Topic 962: Reporting Loans to Participants by Defined Contribution Plans,” which requires that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. The amendments under ASU No. 2010-25 should be applied retrospectively to all prior periods presented and are effective for fiscal years ending after December 15, 2010. In accordance with the transition provision, the Plan reclassified the prior period amounts from plan investments to conform to the current year presentation, with no effect on the net assets of the Plan.

In May 2011, the FASB issued ASU No. 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U. S. GAAP and IFRSs.” ASU No. 2011-04 was issued to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U. S. GAAP and International Financial Reporting Standards (“IFRS”). ASU No. 2011-04 changes certain fair value measurement principles and enforces requirements for disclosing information about fair value measurements, particularly Level 3. The guidance is effective for annual periods beginning on or after December 15, 2011 and will require prospective application. The Plan is evaluating the effect this ASU will have on the Plan’s financial statements.

Subsequent Events

The Plan’s management has evaluated subsequent events through the date the financial statements were issued.

3. Plan Termination

The Company has not expressed any intent to discontinue its contributions or terminate the Plan. However, it reserves the right to temporarily suspend contributions to or amend or terminate the Plan. Upon termination of the Plan, the accounts of all participants shall become fully vested, and the net assets of the Plan shall be distributed among the participants and beneficiaries of the Plan in proportion to their respective account balances, subject to the provisions of ERISA.

MBIA INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEARS ENDED

DECEMBER 31, 2010 AND 2009

4. Investments

The Plan’s investments at fair value as of December 31, 2010 and 2009 are presented in the following table:

	December 31, 2010		December 31, 2009
Common stock:
MBIA Inc.	$7,630,970	*	$2,716,277
Mutual funds:
Fidelity Puritan Fund	1,999,591		1,712,808
Fidelity Magellan Fund	3,026,268		2,965,476
Fidelity Growth Company Fund	7,481,450	*	5,906,212	*
Fidelity Intermediate Bond Fund	—		3,410,051	*
Fidelity Value Fund	3,260,390		2,657,039
Fidelity Overseas Fund	4,733,219	*	4,764,440	*
Fidelity Blue Chip Growth Fund	3,074,002		2,784,872
Fidelity Spartan U.S. Equity Index Fund	7,177,270	*	5,998,466	*
Fidelity Spartan Extended Market Index Fund	431,417		197,801
Fidelity Low-Priced Stock Fund	1,220,697		1,027,114
Fidelity Freedom Income Fund	335,774		284,644
Fidelity Freedom Fund 2010	2,025,233		1,822,700
Fidelity Freedom Fund 2015	1,329,669		1,272,796
Fidelity Freedom Fund 2020	2,747,748		2,172,402
Fidelity Freedom Fund 2025	2,855,640		2,371,979
Fidelity Freedom Fund 2030	2,141,542		1,611,724
Fidelity Freedom Fund 2035	1,574,716		864,677
Fidelity Freedom Fund 2040	744,764		592,100
Fidelity Freedom Fund 2045	527,770		329,917
Fidelity Freedom Fund 2050	199,031		83,655
Fidelity Retirement Money Market Portfolio	18		18
Fidelity BrokerageLink	349,267		—
Deutsche Cash Management Fund Institutional Class	259,758		54,363
Baron Asset Fund	2,010,658		1,484,311
Baron Growth Fund	2,685,648		1,843,020
Van Kampen International Growth Fund	1,454,466		1,581,700
PIMCO High Yield Institutional Fund	3,097,950		2,429,623
PIMCO Total Return Institutional Fund	4,168,585	*	208,681
Morgan Stanley Inst. International Equity Fund	653,308		716,581
Cohen and Steers Realty Shares, Inc. Fund	621,285		308,398
Davis New York Venture Fund	366,809		255,978
Royce Opportunity Fund	612,981		312,981
Allianz NFJ Dividend Value Fund	575,858		329,343
Dodge & Cox International Stock Fund	1,018,323		726,825

MBIA INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEARS ENDED

DECEMBER 31, 2010 AND 2009

Collective trust:
Fidelity Managed Income Portfolio Fund**	8,496,549	*	8,571,101	*

	$80,888,624		$64,370,073

*	Each of these investments, at fair value, represents 5% or more of the Plan’s net assets available for benefits as of the respective year end date.
**	Contract value totaled $8,427,464 at December 31, 2010 and $8,730,482 at December 31, 2009.

The Plan’s net appreciation in fair value of investments including gains and losses on investments bought and sold as well as held during the year for the years ended December 31, 2010 and 2009 was as follows:

	Years Ended December 31,
	2010	2009
Investments:
Mutual funds	$6,999,042	$11,577,462
Common stock	5,161,544	112,340

Net appreciation in fair value	$12,160,586	$11,689,802

The Plan’s investment assets recorded at fair value have been categorized based upon a fair value hierarchy in accordance with FASB ASC 820. The following tables present information about the Plan’s assets measured at fair value as of December 31, 2010 and 2009:

	Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total
Mutual funds:
Balanced funds	$16,481,478	$—	$—	$16,481,478
Fixed income funds	7,266,535	—	—	7,266,535
Growth funds	19,732,492	—	—	19,732,492
Blended funds	5,298,830	—	—	5,298,830
Value funds	7,764,040	—	—	7,764,040
Index funds	7,608,687	—	—	7,608,687
Other funds	609,043	—	—	609,043

Total mutual funds	64,761,105	—	—	64,761,105
Collective trust	—	8,496,549	—	8,496,549
Common stock	7,630,970	—	—	7,630,970

Total investment assets at fair value	$72,392,075	$8,496,549	$—	$80,888,624

MBIA INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEARS ENDED

DECEMBER 31, 2010 AND 2009

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Mutual funds:
Balanced funds	$13,119,402	$—	$—	$13,119,402
Fixed income funds	6,048,355	—	—	6,048,355
Growth funds	16,565,591	—	—	16,565,591
Blended funds	4,356,423	—	—	4,356,423
Value funds	6,742,276	—	—	6,742,276
Index funds	6,196,267	—	—	6,196,267
Other funds	54,381	—	—	54,381

Total mutual funds	53,082,695	—	—	53,082,695
Collective trust	—	8,571,101	—	8,571,101
Common stock	2,716,277	—	—	2,716,277

Total investment assets at fair value	$55,798,972	$8,571,101	$—	$64,370,073

5. Notes Receivable

The Plan’s notes receivable from participants balance as of December 31, 2010 and 2009 was $814,403 and $626,787, respectively. As of December 31, 2010, notes receivable from participants had interest rates ranging from 5.25% to 11.50% and maturity dates from May 29, 2011 to October 12, 2019.

6. Investment in Collective Trust

The Plan holds an investment in a collective trust, specifically the Fidelity Managed Income Portfolio Fund (the “MIP”). The MIP invests in investment contracts issued by insurance companies and other financial institutions, fixed income securities, money market funds and may include derivative instruments such as futures contracts and swap agreements to provide daily liquidity. The investment contract issuers seek to preserve the principal investment and earnings, but cannot guarantee that they will be able to do so. The MIP is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The MIP is included in the Plan’s financial statements at contract value as described in Note 2. There are no reserves against contract values for credit risk of the contract issuers or otherwise.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (a) amendments to the Plan documents (including complete or partial plan termination or merger with another plan), (b) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (c) bankruptcy of the plan sponsor or other plan sponsor events (e.g., divestitures or spin-offs of a subsidiary) which cause a

MBIA INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEARS ENDED

DECEMBER 31, 2010 AND 2009

significant withdrawal from the Plan, or (d) the failure of the Plan to qualify for exemption from federal income taxes or any other prohibited transaction exception under ERISA. The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with the participants, is probable.

7. Tax Status

The IRS has advised that the Plan constitutes a qualified plan under Section 401(a) of the Code and is therefore exempt from federal income taxes under provisions of Section 501(a). The Plan obtained its latest determination letter on April 30, 2003 in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan was not amended timely to comply with certain provisions of the Code as well as with final regulations under certain sections of the Code. As a result, the Company submitted an application under the Voluntary Correction Program to the IRS, by which it communicated that the Company adopted all the required Plan amendments retroactively to the effective dates of the specific provisions contained in the amendments. Consequently, in the Company’s view, the Plan has continued to maintain is tax exempt status and is in compliance with all applicable requirements of the Code. In addition, during 2010 the Company submitted an application to the IRS for a new determination letter. In April 2011, the IRS advised the Company that the review was in the final evaluation stage and once complete the new determination letter would be issued.

GAAP requires that Plan management evaluate each tax position taken by the Plan and recognize a liability (or asset) if the Plan has taken an uncertain tax position that more-likely-than-not (i.e. a likelihood of more than 50 percent), based on the technical merits, would not be sustained on examination. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2010 there are no uncertain tax positions taken or expected to be taken. Accordingly, the Plan has recognized no interest and penalties associated with any liability for unrecognized tax benefits. The Plan’s policy is to record such amounts, if any, as income tax expense. The Plan is no longer subject to U.S. federal, state and local income tax examinations by tax authorities for years before 2007.

MBIA INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEARS ENDED

DECEMBER 31, 2010 AND 2009

8. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits as reported in the Plan’s financial statements at December 31, 2010 and 2009 to Form 5500:

	December 31, 2010	December 31, 2009
Net assets available for benefits per the financial statements	$81,633,942	$65,156,241
Adjustment from contract value to fair value for fully benefit-responsive investment contracts held by a collective trust	69,085	(159,381)

Net assets available for benefits per the the Form 5500	$81,703,027	$64,996,860

The following is a reconciliation of the increase in net assets available for benefits as reported in the Plan’s financial statements to the Form 5500 for the years ended December 31, 2010 and 2009:

	December 31, 2010	December 31, 2009
Net increase in net assets available for benefits per the financial statements	$16,477,701	$15,707,082
Adjustment from contract value to fair value for fully benefit-responsive investment contracts held by a collective trust	228,466	354,475

Net increase in assets available for benefits per the Form 5500	$16,706,167	$16,061,557

9. Litigation

In January 2007, the Securities and Exchange Commission (“SEC”) filed and settled a civil action against the Company, alleging violations of the federal securities law. The litigation was settled for approximately $60 million. In May 2008, the SEC established a Fair Fund in accordance with Section 308(a) of the Sarbanes-Oxley Act. The size of the Fair Fund available to compensate harmed investors was approximately $60 million plus accrued interest less tax obligations, fees and expenses. The distribution of the settlement was completed during 2009 and the Plan’s portion of such settlement ($227,313) is included in “Other” in the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2009.

MBIA INC.

401(k) PLAN

SCHEDULE H (FORM 5500) – LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

ID # 13-2689375, PLAN 002

DECEMBER 31, 2010

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investments, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost (1)	(e) Current Value
	Common stock:
*	MBIA Inc.	Common stock		$7,630,970
	Mutual funds:
*	Fidelity Puritan Fund	Mutual fund		1,999,591
*	Fidelity Magellan Fund	Mutual fund		3,026,268
*	Fidelity Growth Company Fund	Mutual fund		7,481,450
*	Fidelity Value Fund	Mutual fund		3,260,390
*	Fidelity Overseas Fund	Mutual fund		4,733,219
*	Fidelity Blue Chip Growth Fund	Mutual fund		3,074,002
*	Fidelity Spartan U.S. Equity Index Fund	Mutual fund		7,177,270
*	Fidelity Spartan Extended Market Index Fund	Mutual fund		431,417
*	Fidelity Low-Priced Stock Fund	Mutual fund		1,220,697
*	Fidelity Freedom Income Fund	Mutual fund		335,774
*	Fidelity Freedom Fund 2010	Mutual fund		2,025,233
*	Fidelity Freedom Fund 2015	Mutual fund		1,329,669
*	Fidelity Freedom Fund 2020	Mutual fund		2,747,748
*	Fidelity Freedom Fund 2025	Mutual fund		2,855,640
*	Fidelity Freedom Fund 2030	Mutual fund		2,141,542
*	Fidelity Freedom Fund 2035	Mutual fund		1,574,716
*	Fidelity Freedom Fund 2040	Mutual fund		744,764
*	Fidelity Freedom Fund 2045	Mutual fund		527,770
*	Fidelity Freedom Fund 2050	Mutual fund		199,031
*	Fidelity Retirement Money Market Portfolio	Mutual fund		18
*	Fidelity BrokerageLink	Mutual fund		349,267
	Deutsche Cash Management Fund Institutional Class	Mutual fund		259,758
	Baron Asset Fund	Mutual fund		2,010,658
	Baron Growth Fund	Mutual fund		2,685,648
	Van Kampen International Growth Fund	Mutual fund		1,454,466
	PIMCO High Yield Institutional Fund	Mutual fund		3,097,950
	PIMCO Total Return Institutional Fund	Mutual fund		4,168,585
	Morgan Stanley Inst. International Equity Fund	Mutual fund		653,308
	Cohen and Steers Realty Shares, Inc. Fund	Mutual fund		621,285

MBIA INC.

401(k) PLAN

SCHEDULE H (FORM 5500) – LINE 4i (Continued)

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

ID # 13-2689375, PLAN 002

DECEMBER 31, 2010

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investments, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost (1)	(e) Current Value
	Davis New York Venture Fund	Mutual fund		366,809
	Royce Opportunity Fund	Mutual fund		612,981
	Allianz NFJ Dividend Value Fund	Mutual fund		575,858
	Dodge & Cox International Stock Fund	Mutual fund		1,018,323
	Collective trust:
*	Fidelity Managed Income Portfolio Fund	Collective trust		8,496,549
*	Participant loans	Interest rates:5.25% to 11.50%; Maturity dates: 5/29/11 to 10/12/19		814,403

	Total			$81,703,027

(1)	Cost is not required for participant-directed investments.
*	Fidelity Management Trust Company, including associated funds, participants and the Company are parties-in-interest.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MBIA Inc. 401(k) Plan

Date: June 23, 2011	/S/ C. EDWARD CHAPLIN
C. Edward Chaplin
Vice President
Chief Financial Officer

Date: June 23, 2011	/S/ ALAN PEARLMAN
Alan Pearlman
Plan Administrator